Exhibit 99(a)(2)


        INSTRUMENT MEMORIALIZING RESOLUTIONS OF THE BOARD OF TRUSTEES OF
                              TAMARACK FUNDS TRUST
                  ESTABLISHING AND DESIGNATING NEW SHARE CLASS

                          EFFECTIVE: SEPTEMBER 30, 2004


         THIS INSTRUMENT MEMORIALIZING RESOLUTIONS OF THE BOARD OF TRUSTEES OF TAMARACK FUNDS TRUST, a Delaware business trust (the "Trust"), reflects resolutions adopted by the Board of Trustees on September 15, 2004, with respect to Tamarack Enterprise Fund and Tamarack Enterprise Small Cap Fund, each a series of the Trust (the "Funds"), acting pursuant to Article III, Sections 1 and 6 of the Agreement and Declaration of Trust dated December 16, 2003 (the "Declaration of Trust"). The resolutions serve to establish and designate Class I shares as a new share class for the Funds having all the relative rights and preferences as described in the Declaration of Trust.